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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

KOS PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
500648100
(CUSIP Number)
Michael Jaharis
Mary Jaharis
Wilson Point Holdings, LP
Cubs Management, LLC
Kos Investments, Inc.
Kos Holdings, Inc.
Kathryn Jaharis
Steven Jaharis
Jaharis Holdings, LLC
Jaharis Family Foundation, Inc.
Steven Jaharis Generational Trust
c/o Steven K. Aronoff, P.C.
499 Park Avenue, 6th Floor
New York, New York 10022
(212) 889-9250
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	500648100	Page	2	of	24

1	NAMES OF REPORTING PERSONS: Michael Jaharis

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	500648100	Page	3	of	24

1	NAMES OF REPORTING PERSONS: Mary Jaharis

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	500648100	Page	4	of	24

1	NAMES OF REPORTING PERSONS: Wilson Point Holdings, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	500648100	Page	5	of	24

1	NAMES OF REPORTING PERSONS: Cubs Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	500648100	Page	6	of	24

1	NAMES OF REPORTING PERSONS: Kos Investments, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	500648100	Page	7	of	24

1	NAMES OF REPORTING PERSONS: Kos Holdings, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	500648100	Page	8	of	24

1	NAMES OF REPORTING PERSONS: Kathryn Jaharis

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	500648100	Page	9	of	24

1	NAMES OF REPORTING PERSONS: Steven Jaharis

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	500648100	Page	10	of	24

1	NAMES OF REPORTING PERSONS: Jaharis Holdings, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	500648100	Page	11	of	24

1	NAMES OF REPORTING PERSONS: Jaharis Family Foundation, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	500648100	Page	12	of	24

1	NAMES OF REPORTING PERSONS: Steven Jaharis Generational Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	NOT APPLICABLE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	500648100	Page	13	of	24
Item 1. Security and Issuer.
     This Amendment No. 13 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2002, as amended by various Amendments filed with the Commission (collectively the “Filings”), and relates to the common stock, par value $.01 per share (the “Common Stock”), of Kos Pharmaceuticals, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 Cedar Brook Drive, Cranbury, NJ 08512.
Item 2. Identity and Background.
(a)	Name of Persons Filing:
Michael Jaharis
Mary Jaharis
Wilson Point Holdings, LP, a Delaware limited partnership
Cubs Management, LLC, a Delaware limited liability company
Kos Investments, Inc., a Delaware corporation
Kos Holdings, Inc., a Delaware corporation
Kathryn Jaharis
Steven Jaharis
Jaharis Holdings, LLC, a Delaware limited liability company
Jaharis Family Foundation, Inc., a Florida not for profit corporation
Steven Jaharis Generational Trust
(b)	Address of Principal Business Office or if None, Residence:
For each filer except Jaharis Family Foundation, Inc.:
c/o Steven K. Aronoff, P.C.
499 Park Avenue
6th Floor
New York, New York 10022
For Jaharis Family Foundation, Inc.
2200 N. Commerce Parkway, Suite 300
Weston, Florida 33326
(c)	Michael Jaharis conducts various business activities and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Mary Jaharis is not currently employed and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Wilson Point Holdings, LP, Cubs Management, LLC, Kos Investments, Inc., Kos Holdings, Inc., and Jaharis Holdings, LLC are all private investment vehicles for the Jaharis families. Steven Jaharis is a physician and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Kathryn Jaharis is a jewelry designer and investor and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Jaharis Family Foundation, Inc. is a charitable foundation. The Steven Jaharis Generational Trust is used for estate planning purposes.

(d)	During the last five years, none of the filers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the filers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order

CUSIP No.	500648100	Page	14	of	24
enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

(f)	Each of Michael Jaharis, Mary Jaharis, Steven Jaharis and Kathryn Jaharis are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable. See Item 4 for a description of the transaction.
Item 4. Purpose of Transaction.
     The information contained in Item 4 of the Filings is hereby supplemented as follows:
     On November 5, 2006, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Abbott Laboratories (“Abbott”) and Abbott’s wholly-owned subsidiary, Parthenon Acquisition Corporation f/k/a S&G Nutritionals, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, on December 12, 2006 at midnight, Abbott finalized a tender offer to purchase all the outstanding shares of the Issuer (“Issuer Shares”) at a purchase price of $78 per share in cash (the “Offer”). On or about December 15, 2006, Merger Sub is expected to merge with and into the Issuer (the “Merger”).
     On December 12, 2006 at midnight, pursuant to a Shareholders Agreement, dated as of November 5, 2006 (the “Shareholders Agreement”), among Abbott and Michael Jaharis, Mary Jaharis, Kathryn Jaharis, Steven Jaharis, Wilson Point Holdings, LP, Kos Investments, Inc. (“Kos Investments”), Cubs Management, LLC, Kos Holdings, Inc. (“Kos Holdings”), Jaharis Holdings, LLC, Steven Jaharis Generational Trust, 2002 Mary Jaharis Grantor Retained Annuity Trust 2, Michael and Mary Jaharis Alaska Community Property Trust, Kathryn Jaharis and Richard Ledes Joint Account, the Jaharis Family Foundation, Inc. and Michael Steven Jaharis Trust 1 (the “Jaharis Shareholders”), the Jaharis Shareholders tendered all shares of the Issuer beneficially owned by them, which represented approximately 35% of the Issuer’s outstanding shares.
     As a result of these transactions, on December 12, 2006 at midnight, the filers, other than Kos Investments and Kos Holdings, ceased to be the beneficial owners of more than five percent of the Common Stock.
     On December 13, 2006, pursuant to a Stock Purchase Agreement, dated as of November 5, 2006 (the “Stock Purchase Agreement”), among Abbott, Michael Jaharis, Kathryn Jaharis, Steven Jaharis, Daniel Bell and Steven K. Aronoff (the “Sellers”), Abbott purchased 100% of the outstanding stock of Kos Investments, which directly and through Kos Holdings, its wholly owned subsidiary, owned approximately 18% of the Issuer Shares. The total purchase price for Kos Investments equaled the cash amount that would otherwise have been payable in the Offer for the Issuer Shares owned by Kos Investments minus any liabilities of Kos Investments. Thus, the Sellers received the same consideration for their Issuer Shares as all shareholders in the Merger. On December 13, 2006, Kos Investments and Kos Holdings merged with and into Merger Sub.
     As a result of these transactions, on December 13, 2006, Kos Investments and Kos Holdings ceased to be the beneficial owners of more than five percent of the Common Stock.

CUSIP No.	500648100	Page	15	of	24
Item 5. Interest in Securities of the Issuer.

(1)(a)	Number of Shares beneficially owned by Michael Jaharis:

0 (0.0% of the Common Stock)

(1)(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0
(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0
(1)(c)	Except as described herein, Michael Jaharis has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

(1)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Michael Jaharis.

(1)(e)	On December 12, 2006 at midnight, Michael Jaharis ceased to be the beneficial owner of more than five percent of the Common Stock.

(2)(a)	Number of Shares beneficially owned by Mary Jaharis:

0 (0.0% of the Common Stock)

(2)(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0 (ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

CUSIP No.	500648100	Page	16	of	24

(2)(c)	Except as described herein, Mary Jaharis has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

(2)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mary Jaharis.

(2)(e)	On December 12, 2006 at midnight, Mary Jaharis ceased to be the beneficial owner of more than five percent of the Common Stock.

(3)(a)	Number of shares beneficially owned by Wilson Point Holdings, LP:

0 (0.0% of the Common Stock)

(3)(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

(3)(c)	Except as described herein, Wilson Point Holdings, LP has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

(3)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Wilson Point Holdings, LP.

(3)(e)	On December 12, 2006 at midnight, Wilson Point Holdings, LP ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No.	500648100	Page	17	of	24

(4)(a)	Number of shares beneficially owned by Cubs Management, LLC:

0 (0.0% of the Common Stock)

(4)(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0
(ii) Shared power to vote or o direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

(4)(c)	Except as described herein, Cubs Management, LLC has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

(4)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Cubs Management, LLC.

(4)(e)	On December 12, 2006 at midnight, Cubs Management, LLC ceased to be the beneficial owner of more than five percent of the Common Stock.

(5)(a)	Number of shares beneficially owned by Kos Investments, Inc.:

0 (0.0% of the Common Stock)

(5)(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or o direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

CUSIP No.	500648100	Page	18	of	24

(5)(c)	Except as described herein, Kos Investments, Inc. has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

(5)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Kos Investments, Inc.

(5)(e)	On December 13, 2006, Kos Investments, Inc. ceased to be the beneficial owner of more than five percent of the Common Stock.

(6)(a)	Number of shares beneficially owned by Kos Holdings, Inc.:

0 (0.0% of the Common Stock)

(6)(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or o direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

(6)(c)	Except as described herein, Kos Holdings, Inc. has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

(6)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Kos Holdings, Inc.

(6)(e)	On December 13, 2006, Kos Holdings, Inc. ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No.	500648100	Page	19	of	24

(7)(a)	Number of Shares beneficially owned by Kathryn Jaharis:

0 (0.0% of the Common Stock)

(7)(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

(7)(c)	Except as described herein, Kathryn Jaharis has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

(7)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Kathryn Jaharis.

(7)(e)	On December 12, 2006 at midnight, Kathryn Jaharis ceased to be the beneficial owner of more than five percent of the Common Stock.

(8)(a)	Number of Shares beneficially owned by Steven Jaharis:

0 (0.0% of the Common Stock)

CUSIP No.	500648100	Page	20	of	24

(8)(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

(8)(c)	Except as described herein, Steven Jaharis has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

(8)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Steven Jaharis.

(8)(e)	On December 12, 2006 at midnight, Steven Jaharis ceased to be the beneficial owner of more than five percent of the Common Stock.

(9)(a)	Number of Shares beneficially owned by Jaharis Holdings, LLC:

0 (0.0% of the Common Stock)

(9)(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

(9)(c)	Except as described herein, Jaharis Holdings, LLC has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

CUSIP No.	500648100	Page	21	of	24

(9)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Jaharis Holdings, LLC.

(9)(e)	On December 12, 2006 at midnight, Jaharis Holdings, LLC ceased to be the beneficial owner of more than five percent of the Common Stock.

(10)(a)	Number of Shares beneficially owned by Jaharis Family Foundation, Inc.:

0 (0.0% of the Common Stock)

(10)(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

(10)(c)	Except as described herein, Jaharis Family Foundation, Inc. has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

(10)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Jaharis Family Foundation, Inc.

(10)(e)	On December 12, 2006 at midnight, Jaharis Family Foundation, Inc. ceased to be the beneficial owner of more than five percent of the Common Stock.

(11)(a)	Number of Shares beneficially owned by Steven Jaharis Generational Trust:

0 (0.0% of the Common Stock)

CUSIP No.	500648100	Page	22	of	24

(11)(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

(11)(c)	Except as described herein, Steven Jaharis Generational Trust has not engaged in any transactions in the Common Stock since the most recent filing of Schedule 13D.

(11)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Steven Jaharis Generational Trust.

(11)(e)	On December 12, 2006 at midnight, Steven Jaharis Generational Trust ceased to be the beneficial owner of more than five percent of the Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable. As a result of the transactions described in Item 4, the filers ceased to be beneficial owners of Common Stock.
Item 7. Material to be Filed as Exhibits.
     Exhibit A: Joint Filing Agreement between Michael Jaharis, Mary Jaharis, Wilson Point Holdings, LP, Cubs Management, LLC, Kos Investments, Inc., Kos Holdings, Inc., Kathryn Jaharis, Steven Jaharis, Jaharis Holdings, LLC, Jaharis Family Foundation, Inc., and the Steven Jaharis Generational Trust.

CUSIP No.	500648100	Page	23	of	24
SIGNATURES
     After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2006.

By:	Lawrence B. Copperman as attorney in fact
Michael Jaharis

By:	Lawrence B. Copperman as attorney in fact
Mary Jaharis

WILSON POINT HOLDINGS, LP
By:	Cubs Management, LLC, its General Partner

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

CUBS MANAGEMENT, LLC
By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

KOS INVESTMENTS, INC.

By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

KOS HOLDINGS, INC.

By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis

JAHARIS HOLDINGS, LLC
By:	Lawrence B. Copperman as attorney in fact
Mary Jaharis, Managing Member

JAHARIS FAMILY FOUNDATION, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

STEVEN JAHARIS GENERATIONAL TRUST
By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Trustee

CUSIP No.	500648100	Page	24	of	24

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned being duly authorized, hereby execute this Agreement this 15th day of December, 2006.

By:	Lawrence B. Copperman as attorney in fact
Michael Jaharis

By:	Lawrence B. Copperman as attorney in fact
Mary Jaharis

WILSON POINT HOLDINGS, LP
By:	Cubs Management, LLC, its General Partner

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

CUBS MANAGEMENT, LLC
By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

KOS INVESTMENTS, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

KOS HOLDINGS, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis

JAHARIS HOLDINGS, LLC
By:	Lawrence B. Copperman as attorney in fact
Mary Jaharis, Managing Member

JAHARIS FAMILY FOUNDATION, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

STEVEN JAHARIS GENERATIONAL TRUST
By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Trustee